CCS MEDICAL HOLDINGS, INC.
                       14255 49th Street North, Suite 301
                              Clearwater, FL 33762


June 9, 2008

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:  CCS Medical Holdings, Inc.
     Registration Statement on Form S-1, Registration No. 333-142869
     ---------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CCS Medical Holdings, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-142869), together with all exhibits thereto, initially filed on May 11, 2007, as amended by Amendment No. 1 on June 22, 2007, Amendment No. 2 on July 17, 2007, Amendment No. 3 on August 3, 2007 and Amendment No. 4 on August 10, 2007 (collectively, the "Registration Statement").

     The Company has determined, due to current public market conditions, not to pursue the initial public offering to which the Registration Statement relates. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of securities as permitted by Rule 155(c) under the Securities Act.

     The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     Please send copies of the written order granting withdrawal of the Registration Statement to Stephen M. Saft, CCS Medical Holdings, Inc. 14255 49th Street North, Suite 301, Clearwater, FL 33762, facsimile number (727) 507-2757, with a copy to Mark A. Cognetti, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY, facsimile number (212) 728-8111.

     If you have any questions with respect to this matter, please contact Mark A. Cognetti of Willkie Farr & Gallagher LLP at (212) 728-8000.


Sincerely,

CCS MEDICAL HOLDINGS, INC.

By:  /s/Stephen M. Saft
     ------------------------------
Name:   Stephen M. Saft
Title:  Chief Financial Officer